

June 12, 2013

Via E-mail
Thomas E. Richards
Chief Executive Officer
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

> **Re: CDW Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 20, 2013**
> **Response dated June 7, 2013**
> **File No. 333-187472**

Dear Mr. Richards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Redemptions, page 10

1. Please revise to clarify whether the $417 million anticipated redemption of Senior Subordinated Notes includes or is in addition to the $239 million Senior Subordinated Notes that will be redeemed with offering proceeds. Please also revise your disclosure about the anticipated redemptions to clarify the amount that will be redeemed through offering proceeds versus the amount that will be redeemed through Incremental Borrowings.

Use of Proceeds, page 37

2. We note your response to comment 8 in our letter dated April 19, 2013. However, you have not provided the requested disclosure. As previously requested, please disclose the amount of net proceeds that you intend to use to redeem your Senior Secured Notes and

your Senior Subordinated Notes. This amount should equal the amount set forth in note 8 to the unaudited pro forma condensed consolidated balance sheet and include the accrued and unpaid interest related to the redemptions. Disclosure of the aggregate principal amount of Senior Secured Notes and Senior Subordinated Notes to be redeemed and the respective redemption prices is insufficient. See Item 504 of Regulation S-K.

3. It appears that, based on estimated net proceeds of $467.4 million, you will require $17.9 million of additional funds to pay the accrued and unpaid interest related to the redemptions. Please disclose the source of such funds. See Instruction 3 to Item 504 of Regulation S-K.

4. You state in the first sentence of the fifth paragraph that you intend to use *any* remaining proceeds for general corporate purposes. It appears that you will fully utilize the net proceeds of $467.4 million and require additional funds to complete the redemptions and pay the termination fee under the Management Services Agreement. Accordingly, please revise the aforementioned sentence to remove the implication that you will have remaining proceeds after the redemptions and the payment of the termination fee. Please make a similar revision in "Prospectus summary—The offering."

Dilution, page 41

5. Please provide us with your detailed calculation of net tangible book deficit as of March 31, 2013 before the effect of the offering as we are unable to recalculate the amount disclosed based on the definition of net tangible book deficit you currently provide. In this regard, it would appear to us from your disclosure that you are excluding intangible assets, goodwill and deferred financing costs in the calculation of total tangible assets.

Notes to the unaudited pro forma condensed consolidated balance sheet, pages 47 - 48

6. Please make it transparent to readers how you calculated the compensation expense related to the acceleration of the expense recognition for certain equity incentive awards.

Certain transactions, page 153

7. We note your response to comment 21 in our letter dated April 19, 2013. Please provide the disclosure requested by such comment.

8. Please file a copy of the Stockholders Agreement as an exhibit to the registration statement. See Item 601(b)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tony Watson at (202) 551-3318 or Jason Niethamer at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Christine A. Leahy
CDW Corporation

James S. Rowe
Kirkland & Ellis LLP